UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          SCHEDULE 13D/AMENDMENT NO. 5

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  736 420 100
                ------------------------------------------------
                                 (CUSIP Number)

                           Carmen M. Calzacorta, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                           Portland, Oregon 97204-3795
                                  503-222-9981
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2004
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MacTarnahan Portland Brewing Company Voting Trust
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power            4,702,030
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          2,614,032
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person   7,316,062
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)  74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Harmer Mill & Logging Supply Co.  EIN 93-0401358
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       1,872,910
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,316,062
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  CO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Black Lake Investments, LLC  EIN 93-1323600
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     73,335
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,316,062
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MacTarnahan Limited Partnership  EIN 93-1133339
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization    Oregon, United States of America
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       1,960,878
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,316,062
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  PN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Robert Malcolm MacTarnahan
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization   United States of America
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power          4,702,030
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        2,614,032
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,316,062
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Robert Scott MacTarnahan
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization   United States of America
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power              0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       114,492
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,316,062
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Jean R. MacTarnahan
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization   United States of America

Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     600
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,316,062
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Sara M. Whitworth
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization   United States of America
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     108,492
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,316,062
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Andrea J. MacTarnahan
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization   United States of America
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     108,492
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,316,062
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
            IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

R.M. MacTarnahan Trust
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     231,415.5
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,316,062
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Ruth A. MacTarnahan Trust
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     231,415.5
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,316,062

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)   74.1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  OO

                                Preliminary Note:

This Schedule 13D Amendment No. 5 amends and restates in its entirety the previously filed Schedule 13D Amendment No. 4, which was filed on November 7, 2001.


ITEM 1. SECURITY AND ISSUER

         This statement relates to the common stock, no par value ("COMMON STOCK"), of Portland Brewing Company (the "COMPANY"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210.

ITEM 2. IDENTITY AND BACKGROUND

         (a) - (f)

         This statement is being filed on behalf of a group consisting of the following twelve reporting persons (each a "REPORTING PERSON" and collectively, the "REPORTING PERSONS"):

         1) MacTarnahan Portland Brewing Company Voting Trust. The MacTarnahan Portland Brewing Company Voting Trust ("VOTING TRUST") is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the Voting Trust is to hold shares of Portland Brewing Company and to vote the shares as directed by the trustee. Robert Malcolm MacTarnahan is the trustee of the Voting Trust and Robert Scott MacTarnahan is a successor trustee of the Voting Trust.

         2) Harmer Mill & Logging Supply Co. Harmer Mill & Logging Supply Co. ("HARMER") is an Oregon corporation with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. Harmer's principal business is real estate investment. Robert Malcolm MacTarnahan is a director and President of Harmer and Robert Scott MacTarnahan is a director and Vice President of Harmer. Ruth A. MacTarnahan is a director of Harmer. Sara M. Whitworth is a director of Harmer. Andrea J. MacTarnahan is a director and employee of Harmer.

         3) Black Lake Investments, LLC. Black Lake Investments, LLC (fka Black Lake Investments) ("BLACK LAKE") is a limited liability company formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of Black Lake is to invest in the Common Stock of the Company. Robert Malcolm MacTarnahan and Robert Scott MacTarnahan are the members of Black Lake.

         4) MacTarnahan Limited Partnership. MacTarnahan Limited Partnership is an Oregon limited partnership with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the MacTarnahan Limited Partnership is investing. The general partner is Harmer and the limited partners are Robert Malcolm MacTarnahan and Ruth A. MacTarnahan.

         5) Robert Malcolm MacTarnahan. Robert Malcolm MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Malcolm MacTarnahan is a director of the Company, is a director and President of Harmer, is a co-trustee of the Ruth A. MacTarnahan Trust, is trustee of the RM MacTarnahan Trust, and is the trustee of the Voting Trust. Robert Malcolm MacTarnahan is a citizen of the United States of America.

         6) Robert Scott MacTarnahan. Robert Scott MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Scott MacTarnahan is a director of the Company, is a director and Vice President of Harmer, and is a successor trustee of the Voting Trust. Robert Scott MacTarnahan is a citizen of the United States of America.

         7) Jean R. MacTarnahan. Jean R. MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Jean R. MacTarnahan is a citizen of the United States of America.

         8) Sara M. Whitworth. Sara M. Whitworth's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Sara M. Whitworth is a director of Harmer and is a citizen of the United States of America.

         9) Andrea J. MacTarnahan. Andrea J. MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Andrea J. MacTarnahan is a director and employee of Harmer and is a citizen of the United States of America.

         10) R.M. MacTarnahan Trust. R.M. MacTarnahan Trust is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the trust is to hold and manage investments for its beneficiaries. The trustee of the R.M. MacTarnahan Trust is Robert M. MacTarnahan.

         11) Ruth A. MacTarnahan Trust. Ruth A. MacTarnahan Trust is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the trust is to hold and manage investments for its beneficiaries. The trustee of the Ruth A. MacTarnahan Trust is Robert M. MacTarnahan.

         No Reporting Person or other person identified above or in Item 5(b) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). No Reporting Person or other person identified above or in Item 5(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or other person identified above or in Item 5(b) has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This statement relates to the execution by the Voting Trust of a Voting Agreement dated January 26, 2004 (the "2004 VOTING AGREEMENT"). No purchase or other acquisition of shares is being reported.

ITEM 4. PURPOSE OF THE TRANSACTION

         The 2004 Voting Agreement was entered into in connection with an Asset Purchase Agreement dated January 26, 2004 between the Company and Pyramid Breweries Inc. (the "ASSET PURCHASE AGREEMENT"), and a sale transaction contemplated thereby (the "SALE"). The Asset Purchase Agreement is filed as
Exhibit 99.1 to the Form 8-K filed by Pyramid Breweries Inc. ("PYRAMID") on January 28, 2004. Pursuant to the Asset Purchase Agreement and the Sale, the Company will sell its brewery and restaurant assets to Pyramid for total consideration consisting of a combination of assumed liabilities, cash and, at Pyramid's sole option, Pyramid common stock. Assets used primarily in the operation of the

Company's wholly-owned subsidiary, Harco Products, Inc. are excluded from the Asset Purchase Agreement. Prior to the Sale, the Company will transfer certain real property subject to a mortgage to a beneficiary of the Voting Trust in exchange for cancellation of indebtedness.

         The Company will undergo a 600,000 to 1 reverse stock split (the "GOING PRIVATE TRANSACTION") following the Sale. The Company's common shareholders will receive cash in the amount of $.10 per share of Common Stock (pre-split) in lieu of any fractional shares resulting from the reverse stock split. Following the Going Private Transaction, the Company will have less than 300 shareholders. As a result, the Company is entitled to, and intends to, de-register its shares of common stock under the 34 Act. Once the common stock is de-registered, the Company will not file any more reports with the SEC.

         Other than as described above, the Reporting Persons do not currently have any plans or proposals which would relate to or result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing the Shares to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 34 Act; or

     (j) any action similar to any of those actions set forth in this paragraph.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         (a) Pursuant to Rule 13d-5(b)(1), the Group and each member of the Group is deemed to be the beneficial owner of 7,316,062 shares of Common Stock, 12,000 of which shares are beneficially owned as members of the Group have the right to acquire such shares pursuant to options. The shares of Common Stock beneficially owned by the Group represent 74.1% of the outstanding Common Stock of the Company.

         (b) The members of the Group together have the sole power to vote and the sole power to dispose of 4,707,030 shares of Common Stock. Pursuant to the Voting Agreement, the Voting Trust has shared power to vote 2,614,032 shares of Common Stock owned by the following persons:

         1) Charles Anthony Adams. Charles Anthony Adams' address is 4047 SW Shattuck Rd., Portland, Portland, Oregon 97221. Mr. Adams is a director and President of Electra, and is a director and President of Karban. Mr. Adams is a citizen of the United States of America.

         2) Electra Partners, Inc. Electra Partners, Inc. ("ELECTRA") is an Oregon corporation with its principal office located at 17675 Farmington Road, Aloha, Oregon 97007-3216 Electra's principal business is owning and operating a landfill. Charles Anthony Adams is a director and President of Electra. Each of Peter Francis Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, and Carol Crampton Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, is a Vice President and director of Electra. Peter Francis Adams and Carol Crampton Adams are citizens of the United States of America.

         4) Charles A. Adams Family Trust. Charles A. Adams Family Trust is a trust formed under the laws of the State of Oregon with its principal office located at 4047 SW Shattuck Road, Portland, Oregon 97221. The trustee of the Charles A. Adams Family Trust is Charles A. Adams and the principal business of the Charles A. Adams Family Trust is to hold and manage investments for its beneficiaries.

         5) Charles Francis Adams III. Charles Francis Adams III's address is 4923 SW Lowell, Portland, Oregon 97221. Charles Francis Adams III is a citizen of the United States of America.

         6) Katherine Adams McBride. Katherine Adams McBride's address is 2636 NE 11th Ave., Portland, Oregon 97212. Katherine Adams McBride is a citizen of the United States of America.

         7) Peter Francis Adams. Peter Francis Adams' address is 3011 SW Nottingham Drive, Portland, Oregon 97201. Mr. Adams is a director of the Company, is a Vice President and director of Electra, and is a director, Secretary and Vice President of Karban. Peter Francis Adams is a citizen of the United States of America.

         8) Karban Development Corporation. Karban Development Corporation ("KARBAN") is an Oregon corporation with its principal office at 21630 SW Farmington Road, Aloha, Oregon. Karban's principal business is real property development. Charles Anthony Adams is a director and President of Karban. Peter Francis Adams is a director, Secretary and Vice President of Karban.

         The persons described in 1-8 above are referred to herein as the "ADAMS PARTIES."

         See Items 7-10 on each of the cover pages to this Schedule 13D for specific information as to the voting and dispositive power of each of the Reporting Persons.

         (c) Not applicable.
         (d) Not applicable.
         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The persons described in Item 2 entered into the MacTarnahan Portland Brewing Company Voting Trust Agreement effective May 31, 2001 ("TRUST AGREEMENT"). Each beneficiary of the Voting Trust was required to contribute all of their respective shares of Common Stock to the Voting Trust in exchange for voting trust certificates. The beneficiaries of the Voting Trust retain all pecuniary interests in the Common Stock held by the Voting Trust but have no voting rights. The Trust Agreement provides that the trustee - currently Robert Malcolm MacTarnahan - will vote all shares of Common Stock in the Voting Trust in the trustee's sole discretion. The beneficiaries of the Voting Trust may transfer their voting trust certificates. The Trust Agreement expires on May 31, 2011 unless earlier terminated in accordance with its terms.

         The Adams Parties and the Voting Trust entered into a Voting Agreement on July 27, 2001 (the "2001 VOTING AGREEMENT"). Under the 2001 Voting Agreement, the Adams Parties agree to vote all of their shares of Common Stock as directed by the trustee of the Voting Trust. The Voting Agreement will be effective as long as any parties to the Voting Trust provide credit services to the Company.

         On January 26, 2004, the Voting Trust and Pyramid entered into the 2004 Voting Agreement. Under the 2004 Voting Agreement, the Voting Trust agrees to vote all the common shares over which it has voting control (1) to adopt the Asset Purchase Agreement and to approve the Sale; (2) to vote against any proposal that would result in a breach by the Company of the Asset Purchase Agreement; and (3) to vote against any proposal made in opposition to, or in competition with the Sale and the other transactions contemplated by the Asset Purchase Agreement. Additionally, the 2004 Voting Agreement requires the Voting Trust to direct the Adams Parties to vote consistent with these instructions. Such power to direct the Adams Parties is vested in the Voting Trust pursuant to the 2001 Voting Agreement described above.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1) MacTarnahan Portland Brewing Company Voting Trust Agreement dated May 31, 2001 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the MacTarnahan Portland Brewing Company Voting Trust and other group members on June 8, 2001).

         2) Joint Filing Agreement dated June 5, 2001 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the MacTarnahan Portland Brewing Company Voting Trust and other group members on June 8, 2001).

         3) Voting Agreement dated July 27, 2001 (incorporated by reference to
         Exhibit 1 to the Schedule 13D/Amendment No. 2 filed by the MacTarnahan Portland Brewing Company Voting Trust and the Adams Parties on July 30,
         2001).

         4) Joinder Agreement to the Voting Agreement dated December 27, 2001 (incorporated by reference to Exhibit 2 to the Schedule 13D/Amendment No. 6 filed by MacTarnahan Portland Brewing Company Voting Trust and other group members on December 28, 2001).

         5) Joinder Agreement to the Joint Filing Agreement dated December 27, 2001 (incorporated by reference to Exhibit 2 to the Schedule13D/Amendment No. 6 filed by MacTarnahan Portland Brewing Company Voting Trust and other group members on December 28, 2001).

         6) Voting Agreement dated January 26, 2004 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Pyramid Breweries Inc. on January 28, 2004).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BLACK LAKE INVESTMENTS, LLC
/s/ ROBERT M. MACTARNAHAN
--------------------------------         /s/ ROBERT M. MACTARNAHAN
Robert M. MacTarnahan                    -------------------------
                                         By:  Robert M. MacTarnahan
                                         Its:  Member


                                         BLACK LAKE INVESTMENTS, LLC
/s/ R. SCOTT MACTARNAHAN
--------------------------------         /s/ R. SCOTT MACTARNAHAN
R. Scott MacTarnahan                     -------------------------
                                         R. Scott MacTarnahan
                                         By: R. Scott
                                         MacTarnahan Its: Member


/s/ JEAN R. MACTARNAHAN                  MACTARNAHAN LIMITED PARTNERSHIP
--------------------------------
Jean R. MacTarnahan                      By:  Harmer Mill & Logging Supply Co.,
                                                 General Partner

/s/ ANDREA J. MACTARNAHAN                /s/ ROBERT M. MACTARNAHAN
--------------------------------         -------------------------
Andrea J. MacTarnahan                    Robert M. MacTarnahan, President


                                         MACTARNAHAN PORTLAND BREWING COMPANY
/s/ SARA M. WHITWORTH                    VOTING TRUST
--------------------------------
Sara M. Whitworth                        /s/ ROBERT M. MACTARNAHAN
                                         -------------------------
                                         By:  Robert M. MacTarnahan
                                         Its:  Trustee

HARMER MILL & LOGGING SUPPLY CO.         THE MACTARNAHAN FAMILY TRUST

/s/ ROBERT M. MACTARNAHAN                /s/ ROBERT M. MACTARNAHAN
--------------------------------         -------------------------
By:  Robert M. MacTarnahan               By:  Robert M. MacTarnahan
Its:  President                          Its:  Trustee

R.M. MACTARNAHAN TRUST                  RUTH A. MACTARNAHAN TRUST

/s/ ROBERT M. MACTARNAHAN                /s/ ROBERT M. MACTARNAHAN
--------------------------------         -------------------------
By:  Robert M. MacTarnahan               By:  Robert M. MacTarnahan
Its:  Trustee                            Its:  Trustee